UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                               Commission File Number: 001-10231


                                MC SHIPPING INC.
                                ----------------
             (Exact name of registrant as specified in its charter)


                                 RICHMOND HOUSE
                              12 PAR-LA-VILLE ROAD
                             HAMILTON HM CX, BERMUDA
                                  441-295-7933
                                  ------------
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)


                          COMMON STOCK $0.01 PAR VALUE
                          ----------------------------
            (Title of each class of securities covered by this Form)


                                      NONE
                                  ------------
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

              Rule 12g-4(a)(1)(i)   |X|       Rule 12h-3(b)(1)(i)  |X|
              Rule 12g-4(a)(1)(ii)  |_|       Rule 12h-3(b)(1)(ii) |_|
              Rule 12g-4(a)(2)(i)   |_|       Rule 12h-3(b)(2)(i)  |_|
              Rule 12g-4(a)(2)(ii)  |_|       Rule 12h-3(b)(2)(ii) |_|
                                              Rule 15d-6 --------  |_|


Rule 12g-4(a)(1)(i) was amended in April 2007, but the Form 15 was not changed. The proper termination of registration section under which the registrant is terminating registration is Rule 12g-4(a)(1).

Approximate number of holders of record as of the certification or notice date:
There are approximately fifty-seven holders of the common stock with $0.01 par value.

Pursuant to the requirements of the Securities Exchange Act of 1934, MC Shipping Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  September 12, 2007
                                       By: /s/  Antony S. Crawford
                                           -------------------------------------
                                           Antony S. Crawford
                                           President and Chief Executive Officer